Exhibit 99.2

FCA Announces Executive Changes

•	Appoints Gilles as Chief Designer

•	Names Fenzi COO Systems and CEO of Comau

Fiat Chrysler Automobiles N.V. (NYSE: FCAU / MI: FCA) today announced that Ralph Gilles was named Head of Design and member of the FCA Group Executive Council (GEC). He currently leads the FCA North American Design Office as Senior Vice President, a position he was named to in June 2009. The GEC is the highest management-level decision making body within the FCA organization and is led by the FCA Chief Executive Officer (CEO).
Gilles succeeds Lorenzo Ramaciotti who is retiring after several years of dedicated service with the Company. Ramaciotti will continue to lend his expertise to the group serving as a Special Advisor to the CEO.
“We extend our sincere appreciation to Lorenzo for his unwavering dedication, service, leadership and many contributions to the organization,” said Sergio Marchionne, Chief Executive Officer, Fiat Chrysler Automobiles N.V.
Gilles previously served as CEO - Motorsports; President and CEO - SRT Brand and CEO - Dodge Brand for FCA US in addition to his leadership role in Design. He joined the Company in 1992.
Gilles holds a Master of Business Administration from Michigan State University and a Bachelor of Fine Arts in Industrial Design from the College for Creative Studies in Detroit.
In addition, FCA announced that Mauro Fenzi is appointed Chief Operating Officer (COO) Systems and CEO of Comau. He also joins the FCA Group Product Committee.
Fenzi joined Comau in 2001 and has held a variety positions with increasing responsibility, most recently as Systems - Comau COO and Head of NAFTA Region. He graduated from the Politecnico of Milan with a degree in Mechanical Engineering.
Fenzi replaces Riccardo Tarantini who will remain as Chief Operating Officer Castings.
Both appointments are effective immediately.
London, April 1, 2015

Media contact:
Gualberto Ranieri,
phone +1-248-512-2226
Email: gualberto.ranieri@fcagroup.com

Shawn Morgan,
phone +1-248-512-2692
Email: shawn.morgan@fcagroup.com